FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: February 13, 2008	/s/ Ron Little Name: Ron Little Title: Chief Executive Officer

Form 51-102F4

Business Acquisition Report

Item 1	Identity of Company
1.1	Name and Address of Company

Orezone Resources Inc. (the “Company” or “Orezone”)

290 Picton Street, Suite 201

Ottawa, Ontario, K1Z 8P8

Telephone: (613) 241-3699

1.2	Executive Officer

The following executive officer of the Company is knowledgeable about the significant acquisition and this report:

Ronald N. Little, Chief Executive Officer, (613) 241-3699.

Item 2	Details of Acquisition
2.1	Nature of Business Acquired

Orezone Essakane (BVI) Limited, a wholly owned subsidiary of the Company, acquired all of the issued and outstanding ordinary shares of Essakane (BVI) Limited (“Essakane BVI”) held by Gold Fields Essakane (BVI) Limited, representing a 60% interest in Essakane BVI. Essakane BVI is a joint venture gold mining company in Burkina Faso. Prior to the acquisition, Orezone held a 40% interest in Essakane BVI. In addition, Orezone acquired all of the issued and outstanding ordinary shares in the capital of Gold Fields Burkina Faso SARL.

2.2	Date of Acquisition

November 26, 2007.

2.3	Consideration

US$158,719,608 in cash (which includes expenses and debt of Essakane BVI) and 41,666,667 common shares of Orezone (US$50,000,000 at a price of US$1.20 per share). Orezone raised the purchase price through a public and private issuance of shares. Pursuant to an underwriting agreement, Orezone issued 154,200,000 common shares to the public for aggregate gross proceeds of US$185,040,000. In addition, Minquest Fund I, L.P. subscribed, by way of a concurrent private placement, for 12,500,000 common shares of Orezone at US$1.20 per share, resulting in gross proceeds of US$15,000,000 to Orezone. Further to the public offering, the Company raised aggregate gross proceeds of US$16,648,596 from the sale of 13,873,830 common shares upon exercise of the over-allotment option by the underwriters.

2.4	Effect on Financial Position

Orezone does not have any current plans for material changes in the business affairs of the Company that would have a significant effect on the results of operations and financial position. Any effect of the acquisition on the Company’s financial position is outlined in the Company’s pro-forma consolidated financial statements which are attached hereto.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

The shares of Essakane BVI and Gold Fields Burkina Faso SARL were purchased by the Company from two subsidiaries of Gold Fields Limited, both of which were party to a Members Agreement with the Company dated April 1, 2007, which gave effect to the terms of an option agreement between the same parties concerning the Essakane Project.

2.7	Date of Report

February 7, 2008.

Item 3	Financial Statements

Please see attached schedules:

Schedule A – Pro Forma Consolidated Financial Statements of Orezone Resources Inc. as at and for the nine months ended September 30, 2007 and for the year ended December 31, 2006.

Schedule B – Interim Financial Statements of Gold Fields Burkina Faso SARL as at and for the nine months ended September 30, 2007.

Schedule C – Audited Financial Statements of Gold Fields Burkina Faso SARL for the year ended December 31, 2006.

SCHEDULE A

OREZONE RESOURCES INC.
Pro forma consolidated balance sheet
as at September 30, 2007
(Unaudited)
(Expressed in United States dollars)

	OREZONE RESOURCES INC.	GOLD FIELDS BURKINA FASO SARL	Pro forma Adjustments		Pro forma Consolidated

	$	$	$		$
ASSETS
Current assets
Cash and cash equivalent	10,316,148	2,698,506	205,690,794	4(a)	57,527,226
			(128,032,844)	4(b)
			(33,145,378)	4(b)
Taxes & other receivable	—	672,651	—		672,651
Prepaid expenses and other	411,273		—		411,273
Inventories	—	43,712	—		43,712

	10,727,421	3,414,869	44,512,572		58,654,862

Non-current assets
Investments	6,645,998				6,645,998
Deposits on property, plant and equipment		1,318,155			1,318,155
Property, plant and equipment,
net of accumulated amortization	473,004	367,603			840,607
Mineral exploration properties, at cost	7,110,562		128,032,844	4(b)	215,269,874
			30,686,765	4(b)
			50,000,000	4(b)
			(21,966,449)	4(c)
			21,406,152	4(d)
Deferred exploration costs	25,875,934	21,406,152	(21,406,152)	4(d)	25,875,934
Advance to Gold Fields	498,779	(498,779)	—		—

	51,331,698	26,008,000	231,265,732		308,605,430

DEFICIT AND LIABILITIES
Current liabilities
Accounts payable	432,458	1,070,068	—		1,502,526
Accrued liabilities	382,183	401,539	—		783,722
Taxes payable	—	111,331	—		111,331
Due to Orogen Holding BVI Ltd.	—	21,962,845	(21,962,845)	4(c)	—
GF Ghana Holding BVI Ltd	—	2,458,613	(2,458,613)	4(c)	—

	814,641	26,004,396	(24,421,458)		2,397,579

Shareholder’s Equity
Capital Stock
Share capital	62,970,078	3,604	205,690,794	4(a)	318,660,872
			(3,604)	4(c)
			50,000,000	4(b)
Contributed surplus	3,109,682		—		3,109,682
Accum. other comprehensive income	1,088,992		—		1,088,992
Deficit	(16,651,695)		—		(16,651,695)

	50,517,057	3,604	255,687,190		306,207,851

	51,331,698	26,008,000	231,265,732		308,605,430

OREZONE RESOURCES INC.
Pro forma consolidated statement of operations
nine months ended September 30, 2007
(Unaudited)
(Expressed in United States dollars)
	OREZONE	GOLD FIELDS
	RESOURCES	BURKINA FASO	Pro forma	Pro forma
	INC.	SARL	Adjustments	Consolidated

	$	$	$	$
Revenue				-
Cost of Sales				-

Earnings/(loss) from mine operations	-	-	-	-

General & administration	1,148,083	-		1,148,083
Stock-based compensation	783,460			783,460
Exploration expenses	2,047,162			2,047,162
Mineral exploration properties	35,000			35,000
Amortization of equipment	11,035	-		11,035

Total expenses	4,024,740	-	-	4,024,740

Other income (expenses)
Exchange gain/(loss)	518,287	-		518,287
Interest expense	(4,438)			(4,438)
Interest income	592,534			592,534
Gain on disposal of investments	592,188			592,188
Other Income	145,814			145,814
Income from imbedded derivatives	26,650			26,650

Net loss for the year	2,153,705	-	-	2,153,705

Other comprehensive income/(loss):
Unrealized gain on available-for-sale
investments	508,452			508,452
Realized gain on available-for-sale
investments	(509,305)			(509,305)

Total comprehensive loss	2,154,558	-	-	2,154,558

OREZONE RESOURCES INC.
Pro forma consolidated statement of operations
Year ended December 31, 2006
(Unaudited)
(Expressed in United States dollars)

	OREZONE	GOLD FIELDS
	RESOURCES	BURKINA FASO	Pro forma	Pro forma
	INC.	SARL	Adjustments	Consolidated

	$	$	$	$
Revenue				-
Cost of sales				-

Earnings/(loss) from mine operations	-	-	-	-

General & administration	1,673,364	-		1,673,364
Stock-based compensation	424,159			424,159
Exploration expenses	202,520			202,520
Mineral exploration properties				-
Amortization of equipment	33,371	-		33,371

Total expenses	2,333,414	-	-	2,333,414

Other income (expenses)
Exchange gain/(loss)	4,784	-		4,784
Interest expense	(3,637)			(3,637)
Interest income	1,153,674			1,153,674
Gain on disposal of investments	49,195			49,195
Other Income	64,676			64,676
Income from imbedded derivatives				-

Net loss for the year	1,064,722	-	-	1,064,722

Other comprehensive income/(loss)				-

Total comprehensive loss	1,064,722	-	-	1,064,722

Orezone Resources Inc.

Notes to the pro forma consolidated financial statements

Nine months ended September 30, 2007 and year ended December 31, 2006

(Unaudited)

(Expressed in United States dollars)

1.	Basis of Presentation

The unaudited pro forma consolidated financial statements have been prepared in connection with the significant acquisition whereby Orezone Resources Inc., through its subsidiary Orezone Essakane (BVI) Limited (Orezone), has acquired Gold Fields Essakane (BVI) Limited’s 60% interest in the Essakane Project in Burkina Faso, West Africa operating as Gold Fields Burkina Faso SARL (Gold Fields).

The unaudited pro forma consolidated balance sheet of Orezone as at September 30, 2007 and unaudited pro forma consolidated statement of operations for the nine month period ended September 30, 2007 and for the year ended December 31, 2006 have been prepared by management, in accordance with Canadian generally accepted accounting principles (CDN GAAP), for illustrative purposes only, to give effect to the significant acquisition by Orezone of Gold Fields. These pro forma consolidated financial statements have been compiled from:

(a)

A pro forma consolidated balance sheet combining the unaudited interim consolidated balance sheet of Orezone as at September 30, 2007 and the unaudited interim balance sheet of Gold Fields as at September 30, 2007.

(b)	A pro forma consolidated statement of operations for the nine months ended September 30, combining:

(i)	the unaudited interim financial statement of operations of Orezone for the nine months ended September 30, 2007; and

(ii)	the unaudited interim income statement of Gold Fields for the nine months ended September 30, 2007

(c)	A pro forma consolidated statement of operations for the year ended December 31, 2006 combining:

(i)	the audited consolidated statement of operations of Orezone for the year ended December 31, 2006; and

(ii)	the audited income statement of Gold Fields for the year ended December 31, 2006.

The pro forma consolidated balance sheet as at September 30, 2007 has been prepared as if the transactions described in Note 3 had occurred on September 30, 2007. The pro forma consolidated statement of operations for the nine months ended September 30, 2007 and for the year ended December 31, 2006 have been prepared as if the transactions described in Note 3 had occurred on January 1, 2006.

It is Management’s opinion that these pro forma consolidated financial statements present in all material respects, the transaction described in Note 3 in accordance with CDN GAAP. The accounting policies used in the preparation of these statements are consistent with Orezone’s accounting policies for the year ended December 31, 2006, with the exception of the adoption of CICA Section 1530 Comprehensive Income, CICA Section 3855 Financial Instruments – Recognition and Measurement and

Section 3865 Hedges which were adopted by Orezone on a prospective basis with no restatement of prior period financial statements effective January 1, 2007 as described in Note 3 to Orezone’s unaudited interim consolidated financial statements for the nine months ended September 30, 2007. The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Orezone which would have actually resulted had the transactions been affected on the date indicated. Actual amounts recorded upon consummation of the agreements will likely differ from those recorded in the unaudited pro forma consolidated financial statement information. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transactions have been excluded from the unaudited pro forma financial statement information. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

Certain elements of the Orezone and Gold Fields consolidated financial statements have been reclassified to provide a consistent format. The unaudited pro forma consolidated financial statements should be read in conjunction with the respective historical financial statements, and notes thereto, of Orezone and Gold Fields.

2.	Significant accounting policies

The accounting policies used in the preparation of this unaudited pro forma consolidated financial statement information are those set out in Orezone’s audited consolidated financial statements for the year ended December 31, 2006, with the exception of the adoption of CICA Section 1530 Comprehensive Income, CICA Section 3855 Financial Instruments – Recognition and Measurement and Section 3865 Hedges which were adopted by Orezone on a restrospective basis without restatement of prior period financial statements effective January 1, 2007 as described in Note 3 to Orezone’s unaudited interim consolidated financial statements for the nine months ended September 30, 2007.

3.	Acquisition of Gold Fields

On October 11, 2007 Orezone and Gold Fields entered into a definitive arrangement agreement whereby Orezone acquired Gold Field’s 60% interest in the Essakane Project (Essakane) in Burkina Faso, West Africa for $200.0 million in cash and shares. As part of the terms of the agreement, Gold Fields will receive $150.0 million in cash and $50.0 million in common shares of Orezone that are subject to a six month Lock-up agreement. The purchase agreement calls for Orezone to pay certain of Gold Fields’ expenses, estimated at $8.7 million, incurred between the agreement date and the final transaction date. The purchase agreement calls for Orezone to make an additional $5.0 million payment to Gold Fields in the event of a change of control of Orezone, or the sale of all or substantially all of the assets of Essakane BVI (Gold Fields), within 12 months of October 10, 2007 (unless Orezone has completed one or more debt or equity financings, including the offering referred to in 4(a), which have raised aggregate net proceeds of at least $300.0 million).

The excess of purchase consideration over the adjusted book values of Gold Field’s assets and liabilities has been included in “Mineral exploration properties at cost”.

Based on the September 30, 2007 balance sheet of Gold Fields, the preliminary allocation of purchase price, summarized below in millions of United States dollars is subject to change:

Purchase Price	$

Cash	158.7
Shares of Orezone	50.0

208.7

Net Assets acquired	$

Current assets	3.4
Deposits on property, plant and equipment	1.3
Property, plant and equipment	0.4
Net current liabilities	(4.5)
Mineral exploration properties	208.2

208.7

4.	Pro forma assumptions and adjustments

Pro forma adjustments to consolidated balance sheet

The unaudited pro forma consolidated balance sheet reflects the following adjustments as if the significant acquisition by Orezone of Gold Fields had occurred on September 30, 2007:

(a)	To record the financing proceeds. Orezone raised $216.7 million by issuing 180,573,830 shares at an average price of $1.20. The cost of issuing these shares was $11.0 million.

(b)

To record the acquisition of Gold Fields at a purchase price of $208.7 million of which $22.0 million is to be allocated to repayment of a pre-existing loan from Gold Fields’ parent, the transaction referred to in 4(c), and the elimination of the shareholder’s equity of Gold Fields. The unallocated purchase price of Gold Fields’ net assets is recorded as “Mineral exploration properties”.

(c)	To record, before completion of the transaction in 4(b), the payment of all pre-existing loans owing by Gold Fields to Gold Fields’ parent.

(d)	To convert Gold Fields’ accounting policy for recognition of exploration expenses to Orezone’s accounting policy, and to transfer Gold Fields’ exploration expenses to mineral exploration properties.

5.	Pro forma earnings (loss) per share

The weighted average shares outstanding have been adjusted to reflect the additional shares resulting from transaction described in Note 3 effective January 1, 2006.

Basic earnings (loss) per share

	Nine Months	Year
	ended	ended
	30-Sep-07	31-Dec-06

Weighted average number of Orezone shares outstanding	133,443,598	132,887,357

Adjustment to reflect the Orezone $216.7 million share	180,573,830	180,573,830
offering effective January 1, 2006

Adjustment to reflect the acquisition of 60 % of Essakane	41,666,667	41,666,667
from Gold Fields effective January 1, 2006

Pro forma average number of Orezone shares
outstanding for the period - basic	355,684,095	355,127,854
	$	$

Pro forma adjusted net earnings (loss)	(2,154,558)	(1,064,722)

Pro forma adjusted earnings (loss) per share	(0.01)	(0.00)

SCHEDULE B

Goldfields Burkina Faso SARL

(A fully owned company of Orezone Esskane (BVI) Limited)

Balance Sheet as at September 30, 2007

(Expressed in United States dollars)

2007

September

ASSETS
Current assets
Cash	2,698,506
Due From Orezone	0
Taxes and other receivables	672,651
Inventories	43,712

3,414,869
Deposits on property, plant, and equiment	1,318,155

Property, plant and equipment, net of a
accumualted amortization	367,603

5,100,627

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,070,068
Salaries payable	401,539
Taxes payable	111,331
Due to Orogen Holding (BVI) Limited	21,962,845
Due to GFL Mining Services	0
Due to GF Ghana (BVI) Limited	2,458,613
Due to Orezone Inc.	498,779

26,503,175

COMMITMENT
DEFICIT
Capital stock	3,604
Accumulated deficit	(21,406,152)

(21,402,548)

5,100,627

Goldfields Burkina Faso SARL

(A fully owned company of Orezone Esskane (BVI) Limited)

Statement of Operations and Deficit
For the nine months ended 30, 2007

(Expressed in United States dollars)

2007

September

EXPENSES
Drilling	847,059
Assaying	573,981
Engineering and consultants	5,884,447
Salary and employee costs	2,006,484
Fuel and oil	261,351
Freight	17,889

Field supplies and equipment	561,458
Food and water	193,799
Vehicles	68,969
Facilities	0
Head office support	1,343,040
General office and administration	491,346
Amortization	40,164
Taxes	18,630
Losses on Fixed assets disposal	0
Realised Gain / Loss on exchange rate	(311,373)
Unrealised Gain / loss on exchange	78,980

Net loss for the period	12,076,224

Deficit at begining of the period	9,329,928

Deficit at end of the period	21,406,152

Goldfields Burkina Faso SARL

(A fully owned company of Orezone Esskane (BVI) Limited)

Statement of Cash Flows
For the nine months ended 30, 2007

(Expressed in United States dollars)

2007

September

OPERATING ACTIVITIES
Net loss	(12,076,224)
Non-cash items
Amortization	40,164
Losses from disposal of property, plant
and equipment	0
Unrealised losses on exchange rate	78,980
Changes in non-cash working capital	30,535

Cash flow used in operating activities	(11,926,546)

INVESTING ACITVITIES
Purchace of property, plant and equipment	(163,270)
Proceed form disposal of property, plant
and equipment	0

Cash flows used in investing activities	(163,270)

FINANCING ACTIVITIES
Advances from (reimbursement to) Orogen
Holdings (BVI) Limited	13,731,453

Advances from (reimbursement to) GFl Mining
Services	(1,148,082)

Advances from (reimbursement to) GF Ghana
Holding (BVI) Limited	2,458,613

Advances from (reimbursement to) Orezone Inc.	498,779

Proceed from issuance of capital stock	0

Cash flows provided by financing actitivies	15,540,764

Increase (decrease) in cash	3,450,948

Cash at begining of the period	565,714

Cash at end of the period	4,016,661

SCHEDULE C

Goldfields Burkina Faso SARL

(A fully owned company of Orezone Esskane (BVI) Limited)

Annual Financial Statements

Year ended December 31,2006

Management’s Report	Page 2
Auditor’s Report	3

Financial Statements

Balance Sheet	4
Statement of Operations and Deficit	5
Statement of Cash Flows	6
Notes to Financial Statements	7

MANAGEMENT’S REPORT

To the shareholder of Goldfields Burkina Faso SARL

The annual financial statements, the notes thereto, and other financial information contained in the Annual Report are the responsibility of the management of Goldfields Burkina Faso SARL. The annual financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), using management’s best estimates and judgments where appropriate.

Management maintains accounting systems and internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial information.

The General Manager is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.

The annual financial statements have been audited by ACCECA International, independent Registered Accountants, in accordance with International Auditing Standards (IAS), on the behalf of the shareholder.

/s/ Charles Taschereau

Charles Taschereau

General Manager

[ACECA International LOGO]

To the Shareholders of

GOLDFIELDS

Burkina Faso Sarl

09 Box 11

Ouagadougou 01

- OUAGADOUGOU -

BURKINA FASO

Ouagadougou, January 30, 2008

To the Shareholder and the General Manager of Goldfields Burkina Faso SARL :

We have audited the accompanying balance sheets of Goldfields Burkina Faso SARL as of December 31, 2006, and the related statement of operation and Deficit and cash flows for the year ended December 31, 2006 (all expressed in United States dollars). These financial statements are the responsibility of the General Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the International Auditing Standards (IAS). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The General Management is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the General Management’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Goldfields Burkina Faso SARL as of December 31, 2006 and the results of their operations and their cash flows for the years ended December 31, 2006, in conformity with International Financial Reporting Standards (“IFRS”).

Chartered Accountants

/s/ ACECA INTERNATIONAL SARL 01 BP 4318 Ouaga 01 Tel 50 31 37 44 / 50 33 22 38 Fax: 50 31 25 98 BF

Audit – Commissariat aux comptes – Expertise comptable – Consell – Assistance
RCD M : BF OUA 1998 B1217 N* IFU : 9400804J – N* Comple Bancaire BICIA-B 09053 011 440001/30
01 BP 4318 Ouagadougou 01 – Tel. : 50 31 37 44 / 50 33 22 38 – Fax : 50 31 25 98 – E-mail : aceca@cenatrin.bf BURKINA FASO

Goldfields Burkina Faso SARL

(A fully owned company of Orezone Esskane (BVI) Limited)

Balance Sheet

(Expressed in United States dollars)

	Notes	2006
		$
ASSETS

Current assets		565 714
Cash		232 106
Taxes and other receivables		79 603
Inventories
		877 423
Property, plant and equipment, net of accumulated amortization	4	244 497

		1 121 920

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		1 039 268
Salaries payable		10 438
Taxes payable		19 064
Due to Orogen Holding (BVI) Limited		8 231 392
Due to GFL Mining Services		1 148 082
Due to Orezone Inc.		0

		10 448 243

COMMITMENT	6

DEFICIT
Capital stock	5	3 604
Accumulated deficit		(9 329 928)

		(9 326 324)

		1 121 920

The accompanying notes are an integral part of the financial statements

/s/ Charles Taschereau

Charles Taschereau

General Manager

Goldfields Burkina Faso SARL

(A fully owned company of Orezone Esskane (BVI) Limited)

Statement of Operations and Deficit

(Expressed in United States dollars)

	Notes	2006
		$

EXPENSES
Drilling		96,435
Assaying		1,583,042
Engineering and consultants		2,121,854
Salary and employee costs		1,109,417
Fuel and oil		562,117
Freight		46,165
Field supplies and equipment		719,061
Food and water		299,108
Vehicles		140,190
Head office support		1,061,931
General office and administration		858,445
Amortization		43,067
Taxes		1,159
Realised losses on exchange rate		307,529
Unrealised losses on exchange rate		380,409

Net loss for the Year and Deficit, end of Year		9,329,923

The accompanying notes are an integral part of the financial statements

Goldfields Burkina Faso SARL

(A fully owned company of Orezone Esskane (BVI) Limited)

Statement of Cash Flows

(Expressed in United States dollars)

	Notes	2006
		$

OPERATING ACTIVITIES
Net loss		(9,329,928)
Non-cash items
Amortization		43,067
Unrealised losses on exchange rate		380,409
Changes in non-cash working capital items	3	376,652

Cash flow used in operating activities		(8,529,800)

INVESTING ACTIVITIES
Purchase of property, plant and equipment		(287,564)

Cash flows used in investing activities		(287,564)

FINANCING ACTIVITIES
Advances from related companies		9,379,474
Proceed from issuance of capital stock		3,604

Cash flows provided by financing activities		9,383,077

Increase in Cash and Cash, end of Year		565,714

The accompanying notes are an integral part of the financial statements

Goldfields Burkina Faso SARL

(A fully owned company of Orezone Esskane (BVI) Limited)

Notes to Financial Statements

(Expressed in United States dollars)

1 - GOVERNING STATUTE AND NATURE OF OPERATIONS

Goldfields Burkina Faso SARL (“GFBF” or the “Company”) is incorporated under the OHADA (l’Organlsation pour l’Harminisation en Afrique du Droit des Affaires) Uniform Act ruling Commercial Corporations and is a natural resource company engaged in the developement of the Essakane gold deposit located in North Eastern Burkina Faso.

The Company was created as a result of a joint venture agreement signed on July 19, 2002 between Orezone Resources Inc. (“Orezone”) and Orogen Holdings (B.V.I.) LTD. (“Orogen”) in order for Orogen to acquire up to 60% interest in the Essakane gold deposit upon a Bankable Feasibility Study (“BFS”) gets completed. On June 30, 2007 the BFS was presented to the partners. On October 12, 2007 the partners came to an agreement whereby Orezone would acquire the intrest earned by Orogen in the Essakane gold deposit as well as becoming the sole shareholder of the Company.

The recovery of costs incurred on the project is subject to the ability to secure appropriate financing to place these deposit into production. The Company will have to raise additional funds to continue operations, and while it has been successful in doing so to date, there can be no assurance it will be able to do so in the future.

2 - BASIS OF PRESENTATION

The annual audited financial statements (the “Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are presented in US dollars.

Accounting estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts recorded in the Financial Statements and relevant notes. These estimates are based on management’s best knowledge of current events, and actions that the Company may undertake in the future. Significant estimates include those related to the fair value of financial instruments, the recoverability of the carrying value of mineral exploration properties. Actual results may differ from those estimates.

Cash

The Company’s cash is held in two currencies. CFA Francs in accounts held with Burkina Faso’s chartered banks and United States dollars held in United Kingdom. The latter ones produces interests at the rate of 3% per year.

Foreign currency translation and measurement currency

Monetary assets and liabilities of GFBF’s integrated foreign operations are translated into United States dollars at the exchange rate in effect at the balance sheet date. Nan-monetary assets and liabilities are translated at exchange rates in effect at transaction dates. Revenue and expenses are translated at the average rate in effect during the year, with the exception of amortization, which uses the same rates as the assets to which it relates. Gains and losses are included in the statement of operations for the year.

The Company is incorporated in the country of Burkina Faso with a measurement currency of the “Communauté Financière Africaine” franc (“CFA”) as required by the laws of Burkina Faso.

Goldfields Burkina Faso SARL

(A fully owned company of Orezone Esskane (BVI) Limited)

Notes to Financial Statements

(Expressed in United States dollars)

2 - BASIS OF PRESENTATION (continued)

Property, plant and equipment

Assets are amortized over their estimated useful service lives using the straight-line method over 5 years.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, future lncome tax assets and liabilities are determined based on the differences between the carrying amounts and tax bases of assets and liabilities. They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse. The Company establishes a valuation allowance against future income tax assets if, based on available information, it is likely that some or all of the future income tax assets will not be realized.

3 - INFORMATION INCLUDED IN THE STATEMENTS OF CASH FLOWS

Changes in non-cash working capital items for the twelve months ended December 31 are as follows:

2006
$

Taxes and other receivables	(232,106)
Inventories	(79,603)
Accounts payable and accrued liabilities	1,039,268
Salaries payable	10,438
Taxes payable	19,064
Unrealised losses on exchange rate arising from the above items	(380,409)

376,652

Goldfields Burkina Faso SARL

(A fully owned company of Orezone Esskane (BVI) Limited)

Notes to Financial Statements

(Expressed in United States dollars)

4 - PROPERTY, PLANT AND EQUIPMENT

	As at December 31, 2006
	Cost	Accumulated Amortization	Net

Computer equipement	136,594	33,410	103,183
Furniture and equipement	75,120	6,198	68,922
Vehicles	70,383	3,458	66,926
Deposit on Fixed Assets	5,467	0	5,467

	287,564	43,067	244,497

During the twelve months ended December 31,2006 $43,067 of amortization was charged to expenses.

5 - CAPITAL STOCK

Authorized:

An unlimited number of common shares, without par value,

2006
$

200 shares at 10,000 FCFA converted at 554,982793 FCFA/USD	3,604

6 – COMMITMENT

The Company has entered into a lease agreement for the rent of an office building. The lease is for a period of one year and are renewable upon tacite reconduction. Minimum lease payments for 2006 are of FCFA 15,600,000.

Rent expense in 2006 was $33,793.

Goldfields Burkina Faso SARL

(A fully owned company of Orezone Esskane (BVI) Limited)

Notes to Financial Statements

(Expressed in United States dollars)

7 - FINANCIAL INSTRUMENTS

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The fair value of cash, taxes and other receivables, accounts payable and accrued liabilities are equivalent to their carrying amounts given the short maturity period.